SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 January 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                        DESCRIPTION

99.1                                                                                                Statement re Legal Action announcement dated 25 January 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 January 2005                                                                                                                                Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

For further information contact:

Cambridge Antibody Technology                                                                 Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471                                                                                  Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer                                                         Kevin Smith
John Aston, Chief Financial Officer                                                               Sarah MacLeod
Rowena Gardner, Director of Corporate Communications

                                                                                                                             BMC Communications/The Trout Group (USA)
                                                                                                                             Tel: +1 212 477 9007
                                                                                                                             Brad Miles, ext 17 (media)
                                                                                                                             Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY LEGAL ACTION WITH ABBOTT:

PROCEDURAL HEARING ON 28 JANUARY 2005

Cambridge, UK... On 20 December 2004, judgment was given in Cambridge Antibody Technology's (LSE: CAT; NASDAQ: CATG) favour in its action in the High Court in London against Abbott in relation to the level of HUMIRA royalties (see CAT news release 04//CAT/18). At that time various procedural matters arising from the judgment were held over to be decided at a subsequent hearing. CAT now reports that Mr Justice Laddie will hear argument (and is likely to decide at the hearing) on these various procedural matters, including whether either party shall be responsible for the other party's costs of the trial and whether either party may have the right to appeal the decision, in a hearing in open court commencing at 10.30 GMT on Friday 28 January 2005.

CAT will issue a news release reporting the Judge's rulings as soon as practical after the hearing is finished.

-ENDS-

Notes to Editors
Cambridge Antibody Technology (CAT):

  CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
  CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
  Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.
  HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.
  CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.
  CAT has a strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.
  CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.
  CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
  CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised GBP41m in its IPO in March 1997 and GBP93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.